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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549

FORM 4
[  ] Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act, 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(l) of the Investment Company Act of 1940

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
1. Name and Address of        2. Issuer Name and Ticker or Trading Symbol                6. Relationship of Report
   Reporting Persons*                                                                       Person to Issuer
                                                                                            (Check all applicable)

RIF CAPITAL INC.              INTERUNION FINANCIAL CORPORATION (IUFC)                     ---- Director      __X__ 10% Owner
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 (Last)    (First)  (Middle)  3. IRS Identification        4. Statement for               ---- Officer (give ----- Other
PO BOX 634C COLLYMORE ROCK       Number of Reporting          Month/Year                       (specify title below)
                                 Person (if an Entity)         JULY 1998                       below)
-----------------------------    (Voluntary)               --------------------
               (Street)                                    5. If Amendment,              --------------------------------------
PRICE WATERHOUSE CENTRE                                       Date of Original           7. Individual or Joint/Group
ST. MICHAEL BARBADOS WI                                       (Month/Year)                  Filing (check applicable line)

                                                                                         __X__ Form filed by One Reporting Person

                                                                                         --- Form filed by More than One
                                                                                             Reporting Person
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
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(City)     (State)     (Zip)          Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
1. Title of Security          2. Trans-   3. Trans-        4. Securities Acquired (A)     5. Amount of   6. Owner-   7. Nature
   (Instr. 3)                    action      action           or Disposed of (D)             Securities     ship        of In-
                                 Date        Code             (Instr. 3, 4 and 5)            Beneficially   Form:       Direct
                                             (Instr. 8)                                      Owned at       Direct      Bene-
                                 (Month/                                                     End of         (D) or      ficial
                                  Day/    ----------------------------------------------     Month          Indirect    Owner-
                                  Year)     Code     V       Amount    (A) or    Price       (Instr. 3      (I)         ship
                                                                         (D)                 and 4)         (Instr. 4) (Instr. 4)
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Common Stock                   07/08/98       S             243,750       D      5.00            293,149         D
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Preferred Class A Stock                                                                       1,500,000*         D
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*  If the Form is filed by more than one Reporting Person see Instruction
   4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   (Print or Type Response)

                                                                       (Over)
                                                               SEC 1474 (7-96)
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FORM 4 (CONTINUED)

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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_________________________________________________________________________________________________________________________________

1.Title of  2.Conver- 3.Trans- 4.Trans-    5.Number of   6.Date Exer-  7.Title and 8.Price of  9.Number of 5.Owner-   6.Nature
  Deriv-      sion or   action   action      Derivative    cisable and   Amount of   Deriv-      Deriv-      ship       of Indi-
  ative       Exercise  Date     Code        Securities    Expiration    Securities  ative       ative       Form of    rect
  Security    Price of  (Month/  (Instr. 8)  Acquired (A)  Date (Month/  Underlying  Security    Secu-       Deriv-     Bene-
  (Instr. 3)  Deriv-    Day/                 or Disposed   Day/Year)     Securities  (Instr. 5)  rities      ative      ficial
              ative     Year)                of (D)                      (Instr. 3               Bene-       Security   Owner-
              Security                       (Instr. 3,                  and 4)                  ficially    Direct     ship
                                             4 and 5)     ___________________________________    Owned at    (D) or     (Instr. 4)
                                                                                                 End of      Indirect
                                                          Date    Expi-    Title    Amount or    Month       (Instr. 4)
                                                          Exer-   ration            Number of    (Instr. 4)
                               ___________________________cisable Date              Shares
                                Code   V     (A)  (D)

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Explanation of Responses
*SHARES OF PREFERRED CLASS A STOCK ARE ENTITLED TO ONE HUNDRED VOTES FOR
 EACH SHARE ON EACH MATTER TO COME BEFORE A MEETING OF THE SHAREHOLDERS OF
 THE ISSUER.

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
                                                                                 /s/ James Knott                  July 13, 1998
                                                                                 _______________________________  _____________
                                                                                 **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal            JAMES KNOTT
   Criminal Violations                                                           ON BEHALF OF RIF CAPITAL INC.
   See 18U.S.C. 10001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
      See Instruction 6 for procedure.
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